Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com

                                                      April 9, 2010

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   AllianceBernstein Blended Style Series, Inc.
            -AllianceBernstein 2000 Retirement Strategy
            -AllianceBernstein 2005 Retirement Strategy
            -AllianceBernstein 2010 Retirement Strategy
            -AllianceBernstein 2015 Retirement Strategy
            -AllianceBernstein 2020 Retirement Strategy
            -AllianceBernstein 2025 Retirement Strategy
            -AllianceBernstein 2030 Retirement Strategy
            -AllianceBernstein 2035 Retirement Strategy
            -AllianceBernstein 2040 Retirement Strategy
            -AllianceBernstein 2045 Retirement Strategy
            -AllianceBernstein 2050 Retirement Strategy
            -AllianceBernstein 2055 Retirement Strategy
            Post-Effective Amendment No. 23
            File Nos. 333-87002 and 811-21081

Dear Ms. Stirling:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of the Strategies referred to above (the "Strategies" and each, a "Strategy"), as provided orally to Erin Loomis of this office on March 26, 2010. The Staff's comments and our responses are discussed below.

Comment 1:  Investment Objective: For each Strategy where the investment objective is total return, include a parenthetical to state that total return includes capital appreciation and income.

Response:   We have revised the Prospectus in response to this comment.

Comment 2:  Fee Table: "Acquired Fund Fees and Expenses (Underlying Portfolios)"
            should be above "Total Annual Strategy Operating Expenses Before Waiver". See Instruction 3-f(i) to Item 3 of Form N-1A.

Response:   We have revised the Prospectus in response to this comment.

Comment 3:  Footnotes for the fee table and examples:

            (a) The fee waiver footnote (a) states that the waiver is effective until December 31st, but the waiver should be effective one year from the date of the prospectus. Also include in this footnote: (i) who can terminate the expense waiver and (ii) under what circumstances the waiver can be terminated.

            (b)   Delete footnote (b). This footnote is not required by Form
                  N-1A.

Response:   (a)   The date of the Prospectus remains December 31, 2010 and it will be updated on or about that date. Therefore, we believe the fee waiver is in effect until one year from the date of the Prospectus and have not revised the Prospectus in response to this comment. The footnote discloses that the Adviser can terminate the fee waiver only upon 60 days notice prior to a Strategy's fiscal year end.

            (b)   We have revised the Prospectus in response to comment (b).

Comment 4:  Principal Strategies:

            (a) The first paragraph of this section states that the asset mix will become more conservative each year until reaching the year approximately fifteen years after the retirement date. This section should also state that the Strategy is intended for those who gradually take out money after retirement.

            (b) The second paragraph of this section discusses the Volatility Management Portfolio. This paragraph should include more of a discussion on how this portfolio will achieve its objective.

Response:   We have revised the Prospectus in response to this comment.

Comment 5:  Principal Strategies: Disclose how the asset mix allocation is determined for each Strategy. Also note why and how each Strategy is different (for example, giving the current asset mix). The third paragraph of this section discusses that the static allocation of the asset mix is the same for each Strategy without regard to the retirement date. If the Strategies will be managed differently, then this should be disclosed.

Response:   As we discussed, a glide path graphic will appear in the Principal
            Strategy section for each Strategy that will disclose the asset allocation selection and mix for each Strategy. We have clarified the disclosure about the asset allocation mix after a Strategy's retirement date.

Comment 6:  Principal Risks: An additional risk should be included, either with market risk or as a separate risk, that there is no guarantee that the Strategy will provide adequate income at or through retirement.

Response:   We have revised the Prospectus in response to this comment.

                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                        Sincerely,

                                        /s/ Erin C. Loomis
                                        ------------------
                                        Erin C. Loomis

cc:   Andrew L. Gangolf, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.

SK 00250 0157 1085556